UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-L(B), (C) AND (D) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13D-2
                                 (AMENDMENT __)*

                              LIPID SCIENCES, INC.
                              --------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    53630P10
                                    --------
                                 (CUSIP Number)


                                NOVEMBER 1, 2006
                       ----------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-l(b)

                                [X] Rule 13d-l(c)

                                [ ] Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 53630P10                                            PAGE 2 OF 7 PAGES
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--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Lenny Dykstra
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY
--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


--------------------------------------------------------------------------------

               5      SOLE VOTING POWER
  Number Of
    Shares            2,251,167
 Beneficially  -----------------------------------------------------------------
   Owned By    6      SHARED VOTING POWER
     Each
  Reporting           0
    Person     -----------------------------------------------------------------
     With      7      SOLE DISPOSITIVE POWER

                      2,251,167
               -----------------------------------------------------------------

               8      SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,251,167 (1)
--------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES
--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.0% ((1))( (2))
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

___________________________

(1) Represents shares held as of November 8, 2006.
(2) Based on 32,366,548 shares outstanding as of October 31, 2006 pursuant to the issuer's Form 10-Q for the period ended September 30, 2006.

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CUSIP NO. 5360P10                                              Page 3 of 7 Pages
-----------------------                                       ------------------



ITEM 1(A). NAME OF ISSUER:

      Lipid Sciences, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566

ITEM 2(A). NAME OF PERSON FILING:

      Lenny Dykstra

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

      1144 LOS ANGELES AVENUE, SIMI VALLEY, CA.

ITEM 2(C). CITIZENSHIP:

      United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      Common Stock

ITEM 2(E). CUSIP NUMBER:

      53630P10

      SCHEDULE 13G

-----------------------                                       ------------------

CUSIP NO. 53630P10                                            PAGE 4 OF 7 PAGES
-----------------------                                       ------------------


ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO RULE 13D-L(B), OR 13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

(a)[ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o);
(b)[ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)[ ]   Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
         78c);
(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)[ ]   An investment adviser in accordance with l3d-l(b)(I)(ii)(E);
(f)[ ]   An employee benefit plan or endowment fund in accordance with 13d-1
         (b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with 13d-l(b)(1)(ii)(G);
(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)[ ]   Group, in accordance with l3d-l(b)(l)(ii)(J).

ITEM 4. OWNERSHIP:

(a)   Amount Beneficially Owned:

      Lenny Dykstra beneficially owns 2,251,167 shares of Common Stock as of November 8, 2006.

(b)   Percent of class:

      The shares beneficially owned represent approximately 7.0% of the outstanding shares of Common Stock, which is based on 32,366,548 shares outstanding as of October 31, 2006 pursuant to the issuer's Form 10-Q for the period ended September 30, 2006.

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: 2,251,167

SCHEDULE 13G

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CUSIP NO. 53630P10                                            PAGE 5 OF 7 PAGES
-----------------------                                       ------------------

(ii)   Shared power to vote or to direct the vote:     0

(iii)  Sole power to dispose or to direct the disposition of: 2,251,167

(iv)   Shared power to dispose or to direct the disposition of:    0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Inapplicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Inapplicable

      SCHEDULE 13G

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CUSIP NO. 53630P10                                            PAGE 6 OF 7 PAGES
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ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Inapplicable

ITEM 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      SCHEDULE 13G

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CUSIP NO. 53630P10                                            PAGE 7 OF 7 PAGES
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006



                                      /s/ Lenny Dykstra
                                      ---------------------------
                                      Lenny Dykstra



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).